Exhibit 99.1

RoyaLand (RLNDF) Deals Closer Look at Regalia Cards, a Card Game of Royal Rivalry

Naples, Italy and Hamilton, Bermuda – October 27, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games and growing its Italian professional football club Savoia 1908 FC, today revealed more about Regalia Cards, a free to play mobile card game in which the noble houses of a royal court compete for honor across the card table. Built for iOS and Android, the game is targeting a Q4 2026 launch.

Cards Instead of Swords

Every evening, the court gathers at the palace for Regalia. It is the Dowager Queen’s invention, born of a practical problem: her nobles quarreled constantly, and she would much rather they settle their disputes over a hand of cards than with swords. Now four great houses each send a player to the table, each hoping to leave the table victorious.

Four Houses, Four Colors

Every house has its own color and emblem: Crimson carries the cross, Gold the crown, Emerald the laurel, and Azure the star. Those colors are how each house makes itself known on the table.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

Work-in-progress image. Subject to change prior to launch.

How It Plays

Four players, one goal: be the first to play every card in your hand. Outpace three rivals around the table, and the night is yours.

A Palace Worth Playing In

From the first hand, the table feels like a night at court. Regalia Cards is set inside a royal palace and rendered in a regal visual style, with kings, queens, thrones, and gold coins adding to the grandeur at every turn.

Rule the Court

Two Modes: Take on a campaign set in locations throughout the palace or gather in private royal rooms against AI opponents in single player mode, or join tables against other players in multiplayer mode.

Rankings: Earn experience points by playing and level up through the royal rankings, each marked by a royal title.

Coins and The Royal Shop: Earn coins through play, then spend them on card backs, name plates, and table rings.

Daily Challenges: Take on new royal challenges every day.

Regalia Cards is supported by in-game advertising and will be available in Italian and English. Its features, content, and launch timing remain subject to change.

A Royal Touch on a Classic

“We built Regalia Cards to bring a royal touch to the classic color-and-number matching game, combining familiar rules with strategic twists, distinctive table environments, and a lively cast of court rivals. We kept the core the same and built everything else on top of it: the four houses, the power cards, the rank system, and the house rules. Additionally, we included the victory call, FERT, the Savoy motto shouted by whoever reaches their last card first.”

-	Soheil Raissi, Chief Technology Officer of RoyaLand.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land

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